UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 5)
                                (Final Amendment)

                         Matav-Cable Systems Media Ltd.
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                                (Name of Issuer)


          Ordinary Shares (par value New Israeli Shekel 1.00 per share)
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                         (Title of Class of Securities)


                                   576561 10 4
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                                 (CUSIP Number)

                                   Tal Shimko
                            Dankner Investments Ltd.
                             7 Menachem Begin Street
                                Ramat Gan, Israel
                                 +972-3-611-2222
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                February 25, 2004
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             (Date of Event which Requires Filing of this Statement)


                  If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box []

                  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  576561 10 4                        13D






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1            NAMES OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Dankner Investments Ltd. (No U.S. I.D. Number)

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2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) |_|
                                                                      (b) |X|



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3            SEC USE ONLY


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4            SOURCE OF FUNDS*

             N/A

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5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS
             2(d) or 2(e)     |X|


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6            CITIZENSHIP OR PLACE OF ORGANIZATION

             Israel
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                                             7          SOLE VOTING POWER

NUMBER OF                                               None
 SHARES
BENEFICIALLY                                 ----------------------------------
                                             8          SHARED VOTING POWER
OWNED BY
  EACH                                                  None
REPORTING                                    -----------------------------------
 PERSON                                      9          SOLE DISPOSITIVE POWER
  WITH
                                                        None
                                             -----------------------------------

                                            10          SHARED DISPOSITIVE POWER

                                                        None


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11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             None

-------------------------------------------------------------------------------

12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
             SHARES*  |_|



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13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             0.00%

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14           TYPE OF REPORTING PERSON*

             CO
-------------------------------------------------------------------------------

            This Amendment No. 5 amends and supplements the Schedule 13D filed by Dankner Investments Ltd., an Israeli corporation ("Dankner Investments"), with the Securities and Exchange Commission on February 10, 1998 (as amended through January 21, 2004, the "Schedule 13D") in respect of the Ordinary Shares, par value NIS 1.00 each ("Ordinary Shares"), of Matav-Cable Systems Media Ltd., an Israeli company (the "Company" or "Matav").

            This Amendment No. 5 represents the final amendment with respect to Dankner Investments, the reporting person. Capitalized terms used herein but not otherwise defined herein shall have the meanings ascribed to such terms in the
Schedule 13D.

Item 2.   Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

            This Schedule 13D is filed by Dankner Investments, a real estate investment and holding company whose principal address is 7 Menachem Begin Street, Ramat Gan, Israel.

            The name, business or residential address, citizenship, principal occupation or employment and name, address and principal business of such employer of each controlling shareholder, executive officer and director of Dankner Investments are set forth in Appendix A hereto, which is incorporated herein by reference.

            Except as described below, during the last five years, neither Dankner Investments nor, to the best of its knowledge, any of the persons listed in Appendix A hereto has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            In October 2004, Dankner Investments was convicted, together with others, in the Local Affairs Court in Ramat Gan, Israel, for "unauthorized use" in violation of the Israeli Planning and Building Law, 1965, in connection with its use of a project in Ramat Gan. Dankner Investments currently intends to appeal the decision in due course.

Item 4.   Purpose of the Transaction.

Item 4 of the Schedule 13D is hereby amended by adding the following sentence at the end thereof:

           As a result of the transactions described in Item 5, Dankner Investments no longer holds any Ordinary Shares. Accordingly, this Amendment No. 5 constitutes the final amendment to the Schedule 13D. See Item 5.

Item 5.    Interest in Securities of the Issuer.

(a-b) This section is replaced in its entirety by the following:

                  As a result of the transactions described herein, Dankner Investments no longer holds any Ordinary Shares.

(c) The following paragraphs are hereby added to the end of this section:

         88. On February 25, 2004, Dankner Investments completed the previously reported transaction (see Item 6 - Section 4) and sold 5,433,685 Ordinary Shares to Delek Investments & Properties Ltd. ("Delek Investments") at a price per share of approximately $8.00, and at an aggregate price of $43,359,590, and granted to Delek Investments an option, exercisable for a period of two years, to purchase an additional 604,078 Ordinary Shares (the "Option"), which constitutes approximately 2% of the outstanding Ordinary Shares. As a result of this transaction, Dankner Investments held, as of February 25, 2004, 6,654,933 Ordinary Shares, constituting approximately 22.0% of the outstanding Ordinary Shares of the Company.

         89. On September 2, 2004, Delek Investments exercised the Option and Dankner Investments sold 604,078 Ordinary Shares to Delek Investments at a price per share of approximately $8.00), and at an aggregate price of approximately $4.8 million. As a result of this transaction, Dankner Investments held, as of September 2, 2004, 6,050,855 Ordinary Shares, constituting approximately 20.0% of the outstanding Ordinary Shares of the Company

         90. On December 30, 2004, Dankner Investments sold 6,050,855 Ordinary Shares, the remainder of its Ordinary Shares, to Delek Investments at a price per share of NIS 35.28 (approximately $8.1), and at an aggregate price of approximately NIS 213.5 million (approximately $49.1 million). As a result of this transaction, Dankner Investments no longer holds any Ordinary Shares.

(e) On December 30, 2004, upon consummation of the transaction described in Item 5(c)(90) above, Dankner Investments ceased to be the beneficial owner of 5% or more of the Ordinary Shares.


Item 6. Contracts, Arrangements or Relationships With Respect to Securities of the Issuer.

         1. The following paragraph is hereby added to the end of this section:

         As a result of the transactions described herein, Dankner Investments no longer holds any Ordinary Shares and consequently, the Matav Shareholders Agreement is no longer applicable to Dankner Investments.

2. The following paragraph is hereby added to the end of this section:

         As a result of the transactions described herein, Dankner Investments no longer holds any Ordinary Shares and consequently, the agreements with Mr. Hanania Gibstein, Mr. Shimon Cheifetz and Mr. Eli Cheifetz are no longer applicable to Dankner Investments.

         4. This section is hereby replaced with the following:

         As previously reported, on January 19, 2004, Dankner Investments and Delek Investments signed an agreement, pursuant to which: (1) Delek Investments will purchase from Dankner Investments 5,433,685 Ordinary Shares, which constitutes approximately 17.99% of the outstanding Ordinary Shares, in consideration for approximately $43,500,000 (approximately $8.00 per Ordinary Share), and (ii) Dankner Investments will grant to Delek Investments an option, exercisable within two years, to purchase from Dankner Investments an additional 604,078 Ordinary Shares, which constitutes approximately 2% of the outstanding Ordinary Shares, at the same price per share in the sale transaction (together, the "Transaction"). In addition, Delek agreed to provide a loan to Dankner Investments in the amount of approximately $4,800,000 for a period of up to two years. The Transaction was completed on February 25, 2004.

         In May 2004, the controlling shareholders of Dankner Investments signed an agreement with Delek Real Estate Ltd. ("Delek Real Estate"), an affiliate of Delek Investments, for the purchase of 87.5% of the issued share capital of Dankner Investments. This transaction was completed in August 2004. In November 2004, Delek Real Estate commenced a tender offer in Israel to purchase all of the shares of Dankner Investments not already owned by it. As a result of this transaction, which was completed on November 25, 2004, Dankner Investments is a private company, wholly owned by Delek Real Estate.

         On December 30, 2004, Dankner Investments sold 6,050,855 Ordinary Shares, the remainder of its Ordinary Shares, to Delek Investments at a price per share of NIS 35.28 (approximately $8.1), and at an aggregate price of approximately NIS 213.5 million (approximately $49.1 million). As a result of this transaction, Dankner Investments no longer holds any Ordinary Shares.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                              DANKNER INVESTMENTS LTD.


                                              By: /s/ Hilel (Ilik) Rosansky
                                                 ---------------------------

                                              Name:  Hilel (Ilik) Rosansky
                                              Title:    Chief Executive Officer



                                              By: /s/ Yossi Friedman
                                                 ----------------------

                                              Name: Yossi Friedman
                                              Title:    Chief Financial Officer


Date: January 6, 2005
































                                   APPENDIX A

Executive Officers and Directors of Dankner Investments

The name, business or residence address, principal occupation and name, address and business of employer of each executive officer and director of Dankner Investments are set forth below. Unless otherwise indicated, all of the following persons are citizens of Israel and their business address is c/o Dankner Investments Ltd., 7 Menachem Begin Street Ramat Gan, Israel.


                               Position at
Name                           Dankner Investments            Principal Occupation or Employment
----                           --------------------           ----------------------------------


Shaul Amit                     Chairman of the Board          Chairman of the Board, Dankner Investments


Hilel (Ilik) Rosansky          Chief Executive Officer and    Chief Executive Officer and Director, Dankner
                               Director                       Investments

Aharon Katzraginsky            Director                       Director, Dankner Investments

Ronit Silon                    External Director              External Director, Dankner Investments; Adviser and
                                                              director of several companies

Gavriel Last*                  Director                       Director, Dankner Investments

                                                              Chairman of the Board, Delek Group Ltd.

Assaf Bartfeld*                Director                       Director, Dankner Investments

                                                              President and CEO of Delek Group Ltd.

Yaacov Fridgot*                Director                       Director, Dankner Investments; General Counsel of
                                Delek Group Ltd.

Zohar Kaplan                   Vice President and             Vice President and consultant to the CEO, Dankner
                               consultant to the CEO          Investments

Yossi Friedman                 Vice President and CFO         Vice President and CFO, Dankner Investments; CFO,
                                                              Delek Real Estate Ltd.

Sarit Saban-Shalit             Vice President                 Vice President, Dankner Investments;
                                                              Vice President, Delek Real Estate Ltd.

Shmuel Uzan                    Vice President                 Vice President, Dankner Investments;
                                                              Vice President, Delek Real Estate Ltd.

David Tzabag                   External Director              External Director, Dankner Investments; Manager at
                                                              the Jerusalem municipality



* c/o Delek Group Ltd., 7 Giborei Israel Street, Industrial Zone (South), Netanya 42504, Israel

Controlling Shareholder

         Dankner Investments is a wholly owned subsidiary of, and controlled by, Delek Real Estate Ltd., an Israeli private company ("Delek Real Estate"), a majority owned subsidiary of Delek Group Ltd., an Israeli company whose shares are listed on the Tel Aviv Stock Exchange ("Delek Group"). Delek Real Estate is engaged in developing, expanding and managing real estate assets and new real estate projects. The principal business of Delek Group is holding investments in companies, predominantly companies located in Israel, operating mainly in the fields of manufacturing and distribution of petroleum derivatives (including operating gas stations), automobiles import and distribution, communications, energy, infrastructure (including water desalination), real estate and oil and gas exploration. The principal address of Delek Real Estate and Delek Group is 7 Giborei Israel Street, Industrial Zone (South), Netanya 42504, Israel.

Controlling Person

         Dankner Investments is a wholly owned subsidiary of Delek Real Estate, a majority owned subsidiary of Delek Group. Mr. Yitzchak (Tshuva) Sharon beneficially owns 78.6% of the Delek Group. Accordingly, we consider Mr. Yitzchak (Tshuva) Sharon to be the person ultimately in control of Dankner Investments.

         Mr. Yitzchak (Tshuva) Sharon is a businessman. His business address is c/o Delek Group Ltd., 7 Giborei Israel Street, Industrial Zone (South), Netanya 42504, Israel.